February 9, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	InfoSonics Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed February 9, 2018
File No. 333-220525

Dear Ms. Ravitz:

On behalf of InfoSonics Corporation (the “Company”), I hereby submit this response to the oral comments discussed via telephone on February 8, 2018 (the “Oral Comments”), between a member of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission and a representative of Perkins Coie LLP, counsel to the Company, relating to the Amendment No. 2 to Registration Statement on Form S-4 filed on January 18, 2018 (the “Registration Statement”). Terms not defined herein have the meanings given to them in Registration Statement.

Comment: The Staff noted in its Oral Comments to the Registration Statement that it appears that Cooltech will seek approval of the Merger from all of its shareholders regarding the Merger Consideration. Disclose such arrangement and indicate if it is a condition to closing of the Merger. Indicate in the disclosure what will happen if all the shareholders do not approve the non-pro-rata payments. If appropriate add a risk factor that describes the risks if all Cooltech holders do not consent.

Response: In response to the Staff’s Oral Comments to the Registration Statement, the Company has revised the disclosure in the above-referenced Amendment No. 3 to the Registration Statement to note that (i) although only a majority approval from Cooltech stockholders is required by the Merger Agreement, Cooltech is seeking approval of the Merger and Merger Consideration from all Cooltech stockholders, and (ii) if Cooltech does not receive unanimous approval from Cooltech stockholders for the Merger, InfoSonics may be subject to certain post-closing claims by Cooltech stockholders (see pages 18 and 76). InfoSonics has also revised Amendment No. 3 to include a standalone risk factor entitled “Cooltech stockholders will not be treated equally with respect to the Merger Consideration” to address this concern (see page 25).

Ms. Amanda Ravitz

February 9, 2018

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (858) 373-1675. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Vernon A. LoForti
Vernon A. LoForti